                                                                     EXHIBIT 2.1



                          PURCHASE AND SALE AGREEMENT

         This Purchase and Sale Agreement (this "Agreement") is made and entered into this __ day of January, 1996, but is effective for all purposes as of December 31, 1995, by and between ARNOLD and JOAN TRAVIS and THE WOOD FAMILY TRUST ("Purchasers") and FORTUNE PETROLEUM CORPORATION, a Delaware corporation ("Seller").

                               W I T N E S E T H:

         WHEREAS, Seller is the owner of the oil and gas leaseholds and related equipment defined below as the Assets; and

         WHEREAS, Seller desires to sell to Purchasers, and Purchasers desire to purchase from Seller, the Assets upon the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the foregoing, and the mutual and dependent promises contained herein, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties agree as follows:

                                   ARTICLE I

                               PURCHASE AND SALE

         1.1 AGREEMENT TO SELL AND PURCHASE. Subject to the terms and conditions of this Agreement, Purchasers agree to purchase, and Seller agrees to sell, transfer, and convey all its right, title, and interest in the Assets, as of the Effective Time.

         1.2 ASSETS. The term "Assets" shall mean all Seller's right, title and interest in:

                 A. The oil, gas and mineral leasehold interests more particularly described in the attached Exhibit "A", which is incorporated herein by reference (hereafter referred to as the "Properties"), subject to all existing agreements including, but not limited to, operating agreements, unitization agreements, pooling agreements, declarations of pooling or unitization, farmout agreements, assignments, oil or gas sale contracts, gas processing contracts, and any and all other instruments and agreements pertaining thereto (the "Existing Contracts") which Existing Contracts are identified on Exhibit "B" hereof.

                 B. All (i) wells, tanks, pipelines, steam generators, fixtures, equipment, improvements, and other property and (ii) easements, rights-of-way, permits, licenses, servitudes, environmental permits, orders, rights, authorizations, and appurtenances, used or held for use or related to the Properties or the development or operation of the Properties or the production, treatment, storage, compression, processing or transportation of hydrocarbons from or on the Properties (collectively, the "Incidental Property"). Without limiting the foregoing, an inventory of certain Incidental Property is set forth in Exhibit "C" hereto.

                 C. All rights and obligations arising from the Existing Contracts applicable to the Properties.

                 D. All of the applicable files, records, and data relating to the items described in subsections A, B, and C, above, (but excluding Seller's internal financial and accounting records) (the "Records") including, without limitation, title records (including abstracts of title and title curative documents), contracts, geological and geophysical records, data and information, production records, electric logs, core data, pressure data, decline curves, and graphical production curves, and all related matters in the possession of Seller.

                 E. Subject to section 1.5 below, all oil, gas, or other minerals or other substances produced from or attributable to the Properties from and after the Effective Time, together with all proceeds from or attributable thereto.

         1.3 ASSETS EXCLUDED. The Assets at the Effective Time do not include Seller's accounts receivable associated with the Assets, cash on hand, cash equivalents, indemnity bonds, or certificates of deposit.

         1.4 EFFECTIVE TIME. Ownership of the Assets shall be transferred from Seller to Purchasers at the closing of the transaction contemplated herein as provided in Article X (the "Closing"), but shall be effective as of 7:00 a.m. on December 31, 1995 (the "Effective Time"). Seller shall be entitled to any amount realized from and accruing to the Assets prior to the Effective Time, and shall be liable for the payment of all expenses (including, but not limited to, capital expenditures) attributable to the Assets and arising prior to the Effective Time. Purchasers shall be entitled to any amount realized from and accruing to the Assets and arising subsequent to the Effective Time, and shall be liable for the payment of all expenses (including, but not limited to, capital expenses) attributable to the Assets subsequent to the Effective Time.

         1.5 MEASUREMENT OF PRODUCTION. Seller shall cause the oil storage facilities on, or utilized in connection with, the Assets to be gauged as of the Effective Time and cause the gas production meter charts and the sales meter charts on the pipelines transporting gas production from the Assets to be read (or changed) as of the Effective Time. Purchasers shall have the right to witness all such gauging and chart reading. The production in such





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
storage facilities, or downstream of such meters on the gas pipelines, prior to and as of the Effective Time shall belong to Seller, and production placed in such storage facilities thereafter and production upstream of the meters on the pipelines shall belong to Purchasers and shall become a part of the Assets. Prior to Closing, Purchasers, upon request, shall be provided with access to the records of the gauging and chart reading for the purpose of verifying such records.

         1.6 RECORDS. Seller shall have the right to make copies of the Records as it may desire prior to the delivery of the Records to Purchasers. Purchasers shall maintain the records for a period of five (5) years after the Closing and shall further grant to Seller or its designee access to the Records, upon written request of Seller during normal business hours and Seller shall have the right to copy such copies of Records at its sole cost and expense.

                                   ARTICLE II

                                 PURCHASE PRICE

         The purchase price for the Assets (the "Purchase Price") shall be determined as follows:

                 A.  Eight Hundred Forty Thousand Dollars ($840,000.00);

                 B. Plus the value of all oil produced or gas in storage or upstream of the pipeline connection constituting the point of sale at the Effective Time that is credited to the Properties (value to be the contract price in effect as of the Effective Time or, if no contract price, the market price at the wellhead less any taxes deducted by the purchaser of such oil or gas if any);

                 C. Plus the amount of all expenses and deposits (including, but not limited to, capital expenditures) paid by Seller and relating to any of the Assets for any period of time after the Effective Time;

                 D.  Plus the value of any Property Taxes, as defined in
Section 13.1, paid by Seller and relating to any of the Assets for any period of time after the Effective Time;

                 E. Less all monies, proceeds, receipts and income received by Seller, net of royalties, and attributable to the Assets for all periods of time subsequent to the Effective Time, including an amount equal to the value of oil, gas or other minerals or substances produced and sold by Seller after the Effective Time;





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                 F.  Less the amount of all advances and deposits received by
Seller and relating to the Assets after the Effective Time; and

                 G. Less the amount of Seller's prorated share of any accrued but unpaid Property Taxes relating to any of the Assets for the period prior to the Effective Time.

                                  ARTICLE III

                                REVIEW OF ASSETS

         3.1 ACCESS TO RECORDS AND PROPERTIES. Prior to the execution of this Agreement, Seller has granted Purchasers access to the Properties and certain of the files and records relating to the Assets. Until the Closing, Seller will give Purchasers access to the Records in Seller's possession relating to the Assets and will use its best efforts to furnish to Purchasers all other information (including accounting and financial information) with respect to the Assets as Purchasers may from time to time reasonably request, except to the extent that Seller is prohibited from disclosing such information by law or agreement with a third party and, with respect to such restricted information, Seller shall use its best efforts to cause such information to be disclosed to Purchasers. Such access by Purchasers shall be limited to Seller's normal business hours, by appointment only, and shall be without disruption of Seller's normal and usual operations. Seller hereby grants to Purchasers a license to enter upon any of the Properties prior to the Closing, subject only to reasonable notice to Seller, in order to conduct inspections, tests, surveys, appraisals, and studies which Purchasers may desire at their sole cost, risk and expense to determine the condition of the Assets, including, without limitation, whether hazardous substances are present in or under the Assets.

         3.2 ENVIRONMENTAL REVIEW. Purchasers shall have until January 31, 1996 to, at their sole cost and expense, conduct environmental assessments of the Properties. Seller shall grant Purchasers and their representatives, at Purchasers' sole risk, full and free rights of ingress and egress to the Properties for such purposes. Purchasers may take cores and samples of soil, water, or air and may test these samples either on or off the Properties to determine whether the Properties contain or have been affected by, or have ever contained or been affected by, any Hazardous Material. If Purchasers determine that any such substance is present on the Properties in an uncontained condition or under other circumstances constituting a violation of any Environmental Law, Purchasers shall promptly notify Seller and shall provide Seller all information in Purchasers' possession concerning the presence of





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such substance, including any facts, tests and calculations on which Purchasers base their position. If Seller has not satisfied Purchasers, in Purchasers' sole discretion, that the presence of Hazardous Materials has been removed and any reasonable possibility of the recurring release of such substance precluded or that any failure to comply with an Environmental Law has been remedied prior to February 9, 1996, Purchasers may consider such circumstance a Defect and shall thereafter proceed under section 3.6, below. "Hazardous Material" shall include, without limitation, polychlorinated byphenyls, chlorinated hydrocarbons, hazardous wastes, toxic substances or any similar such pollutants or contaminants, and shall include substances defined as "hazardous substances," "hazardous materials," "toxic substance," "hazardous wastes," or "extremely hazardous wastes," in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Sections 9601, et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. Sections 2610, et seq.; and Sections 25115, 25117, and 25316 of the California Health and Safety Code; and any law, ordinance, and regulation promulgated pursuant to the foregoing. The term "Environmental Law" shall mean any federal, state or local environmental, health or safety statute, ordinance or regulation applicable to the Assets.

         3.3 SELLER'S TITLE. The documents to be executed and delivered by Seller to Purchasers at the Closing transferring title to the Properties shall be in a recordable form, shall grant to Purchasers full rights (to the extent so transferable) to enforce the covenants and warranties (including title-related warranties) to which Seller is entitled, and shall be in substantially the form set forth in the attached Exhibit "D" hereof. As reasonably requested by Purchasers, Seller also agrees to execute and deliver at and after the Closing such other assignments, bills of sale, certificates of title and other matters which are appropriate to transfer the Assets to Purchasers.

         3.4 MARKETABLE TITLE. Seller represents and warrants unto Purchasers that it shall convey to Purchasers at the Closing Marketable Title to all its working interest and net revenue interest in the Properties. The term "Marketable Title" shall mean such title that is deducible of record, from the records of the county in which the Assets are located, free from reasonable doubt to the end that a prudent person engaged in the business of the ownership, development and operation of producing oil and gas properties with knowledge of





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all of the facts and their legal bearing would be willing to accept the same, and, except for Permitted Encumbrances, Seller's working interest and net revenue interest in each Property are free of any material liens and encumbrances, caused or arising by, through or under Seller, but not otherwise.

         3.5 PERMITTED ENCUMBRANCES. The term "Permitted Encumbrances" shall mean, in addition to those specifically identified on Exhibit "E" hereof.

                 A. Royalties, overriding royalties, reversionary interests and similar burdens if the working or net cumulative effect of such burdens does not reduce the net revenue interests of Seller below the interest shown on Exhibit "A" hereto.

                 B. Division orders and sales contracts terminable without penalty upon no more than ninety (90) days' notice to the purchaser of production.

                 C. Preferential rights to purchase and required third-party consents to assignments and similar agreements with respect to which waivers or consents are obtained from the appropriate parties or the appropriate time period for asserting the rights has expired without an exercise of the rights.

                 D. Liens for taxes or assessments not yet delinquent or, if delinquent, that are being contested in good faith in the normal course of business.

                 E. Materialman's, mechanic's, repairman's, employee's, contractor's, operator's, and other similar liens or charges arising in the ordinary course of business (a) if they have not been filed pursuant to law,
(b) if filed, they have not yet become due and payable or payment is being withheld as provided by law, or (c) if their validity is being contested in good faith by appropriate action.

                 F. All rights to consent by, required notices to, filing with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests if they are customarily obtained subsequent to the sale or conveyance.

                 G. Conventional rights of reassignment requiring notice to the holders of the rights.

                 H. Easements, rights-of-way, servitudes, permits, surface leases and other rights relating to surface operations which do not have a material adverse effect on the operation of the Properties.





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
                 I. All other liens, charges, encumbrances, contacts, agreements, instruments, obligations, defects, irregularities affecting the Properties which individually or in the aggregate are not such as to interfere materially with the operation, value or use of any of the Properties, do not prevent Purchasers from receiving the proceeds of production from any Property, do not materially reduce the interest of Seller with respect to all oil and gas produced from any Property (or a well located thereon) below the net revenue interest, and do not increase the costs and expenses that Seller is obligated to pay above the working interest, both as set forth in Exhibit "A" hereto.

                 J. All rights reserved to or vested in any governmental, statutory or public authority to control or regulate any of the Properties in any manner, and all applicable laws, rules and orders of governmental authority.

                 K. Any Title Defects that Purchasers may have expressly waived in writing.

                 L. The terms and conditions of the Existing Contracts, and any contracts for the sale, purchase, exchange, or refining of hydrocarbons and other agreements which are customary in the oil and gas development and extraction business.

         3.6 NOTICE OF DEFECTS. Purchasers shall notify Seller, in writing, on or before February 12, 1996, of (a) any matter that would cause title to any Property or portion thereof not to be Marketable Title ("Title Defect") or (b) any condition, adverse commitment, liability, or contingency, including, without limitation, environmental conditions, liabilities, or contingencies, but excluding Casualty Defects ("Other Defect"), which, in Purchasers' reasonable opinion, would materially impair the value of the Assets, together with the amount by which Purchasers believe the value of the Properties has been reduced by each such defect. Any conditions or circumstances that would otherwise constitute defects which are not raised by Purchasers to Seller, in writing, by February 12, 1996 shall be deemed to be waived.

         3.7 REMEDIES FOR DEFECTS. For any Defect timely disclosed to Seller as provided in section 3.6, above, and provided Purchasers elect not to waive such Defect, Seller shall have the right, but not the obligation, to attempt to cure any such Defect for ten (10) days following such notice. With respect to any such Defect that Seller elects not to cure or fail to cure within such ten-day period, Seller shall give notice to Purchasers, within five
(5) days thereafter, that it desires to reach an agreement as to a reduction of the Purchase Price





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caused by the Defect, in which case the Purchase Price shall be reduced by such value, and the Property subject to the Defect shall be sold pursuant to this Agreement. If the Parties fail to reach agreement as to the reduction of the Purchase Price within five days after delivery of such notice by Seller, a determination of such reduction shall be made by a mutually acceptable consultant, who shall take into account all factors necessary for a proper evaluation. The consultant's determination shall be conclusive, binding on the Parties, and enforceable in any court of competent jurisdiction. All costs and expenses associated with such a third-party determination shall be borne equally by the Parties. Notwithstanding the foregoing, no remedy shall be made for any Defect pursuant to this section 3.7 if the aggregate amount attributable to all such Defects is less than $50,000.

         3.8 CASUALTY LOSS. If any of the Properties are substantially damaged or destroyed by fire or other casualty ("Casualty Defect") prior to the Effective Time, Seller shall notify Purchasers promptly after Seller learns of such event. Seller shall have the right, but not the obligation, to cure any personal property or fixtures, replacing the damaged Properties with equivalent items, no later than the Closing. In the event Seller elects not to cure or replace the damaged Properties, Purchasers shall proceed to purchase the damaged Properties; however, Purchasers may reduce the Purchase Price by the value of damage to the Properties. In that event, insurance proceeds and all rights and claims against other parties relating to the Casualty Defect, if any, shall belong to Seller. In the event the parties cannot agree within thirty (30) days of Seller's notice upon the value of damage to the Properties for the purpose of reducing the Purchase Price in accordance with this Section 3.8, such determination shall be made by a mutually acceptable consultant. All costs and expenses associated with such a determination shall be borne equally by the Parties. If any Casualty Defects occur subsequent to the Effective Time but prior to the Closing, Purchasers shall proceed to purchase the damaged Properties at the price shown in Section 2.lA hereof, excluding any reduction in the purchase price for Casualty Defects, and shall be entitled to retain all insurance proceeds and claims against other parties relating to any such Casualty Defect.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF SELLER

         Seller hereby represents the following:





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         4.1     DISCLAIMERS.  Except as specifically set forth in Article III and this Article IV, Seller makes no warranties or representations, express or implied, in connection with the Assets, and expressly disclaim any such representations or warranties, except as set forth herein, with regard to any information or data disclosed or provided by it or its officers, directors, agents, representatives, employees, or advisors to Purchasers or Purchasers' agents, representatives, employees, or advisors. Subject to this Section 4.1 and to the schedule of exceptions attached hereto as Exhibit "F" hereof (the "Schedule of Exceptions"), Seller makes the representations and warranties set forth in Sections 4.2 through 4.11. SELLER EXPRESSLY DISCLAIMS ANY WARRANTY AS TO THE CONDITION OF ANY REAL OR PERSONAL PROPERTY, FIXTURES AND ITEMS OF MOVABLE PROPERTY COMPRISING ANY PART OF THE ASSETS INCLUDING (a) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, (b) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, (c) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, (d) ANY RIGHTS OF PURCHASERS UNDER APPLICABLE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION; AND (e) ANY CLAIM BY PURCHASERS FOR DAMAGES BECAUSE OF DEFECTS, WHETHER KNOWN OR UNKNOWN, IT BEING EXPRESSLY UNDERSTOOD BY PURCHASERS THAT THE PERSONAL PROPERTY, FIXTURES AND ITEMS ARE BEING CONVEYED TO PURCHASERS AS IS, WHERE IS, WITH ALL FAULTS, AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR AND THAT PURCHASERS HAVE MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASERS DEEM APPROPRIATE.

         4.2 ORGANIZATION, GOOD STANDING AND QUALIFICATION. Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware, has all necessary power to own the Properties and to carry on its business as now owned and operated by it, and is duly qualified to do business and is in good standing in all jurisdictions in which the nature of its business or of its Properties makes such qualifications necessary.

          4.3 POWER. Except as identified on the Schedule of Exceptions, Seller has the





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power to enter into and perform this Agreement and the transactions contemplated by this Agreement. Subject to any preferential purchase rights, and restrictions on assignment of the type generally found in the oil and gas industry, and rights to consent by, required notice to, and filings with or other actions by governmental entities where the same are customarily obtained subsequent to the assignment of oil and gas interests, the execution, delivery and performance of this Agreement by Seller, and the transactions contemplated by this Agreement, will not violate (a) any material agreement or instrument to which Seller is a party or by which Seller or any of the Assets are bound, (b) any judgment, order, ruling, or decree applicable to Seller, as a party in interest, or (c) any law, rule or regulation applicable to Seller relating to the Assets other than a violation which would not have a material adverse effect on Seller or the Assets.

         4.4 AUTHORIZATION. The execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement have been duly and validly authorized by all requisite action on the part of Seller.
This Agreement has been duly executed and delivered on behalf of Seller and, at the Closing, all documents and instruments required to be executed and delivered by Seller shall have been duly executed and delivered. This Agreement constitutes a legal, valid and binding obligation of Seller enforceable in accordance with its terms, subject, however, to bankruptcy, insolvency, reorganization, fraudulent conveyance and similar laws from time to time in effect relating to the rights and remedies of creditors, as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         4.5 BROKERS. Seller has incurred no obligation or liability, contingent or otherwise, for brokers' or finders' fees relating to the matters provided for in this Agreement which will be the responsibility of Purchasers, and any such obligation or liability that might exist shall be the sole obligation of Seller.

         4.6 DEFAULT OF AGREEMENT. Seller is not in default under the terms of any contracts, leases, or agreements respecting the Properties which might result in a material impairment or loss of title to any material part of the Properties or the value thereof or which might materially hinder or impede the operations of the Properties.

         4.7 VIOLATION OF LAW. Seller is not in violation of any applicable laws, rules,





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regulations or orders of any governmental agency having jurisdiction over the
Properties or operations thereon which would result in a material impairment of the Properties or the value thereof or which would materially hinder or impede the operation of the Properties.

         4.8 CLAIMS AND LITIGATION. There are no legal or administrative proceedings, material claims or investigations now pending or, to the best of Seller's knowledge, threatened before any court or administrative body against Seller, which, upon determination would adversely effect the value of the Assets or which has or will materially affect Seller's ability to consummate the transactions contemplated by this Agreement.

         4.9 TAXES AND ASSESSMENTS. To the best of Seller's knowledge, all material ad valorem, production, severance, excise, and similar taxes and assessments based upon or measured by the value of or the ownership of the production of hydrocarbons from the Properties which have become due and payable have been properly paid or are being challenged in good faith, all applicable tax returns have been filed, and Seller knows of no claim by any applicable taxing authority in connection with the payment of these taxes.

         4.10 PAYMENT OF RENTS AND ROYALTIES. Seller has either paid or caused to be paid in a timely and proper manner all rents, royalties, and other applicable lease maintenance payments which have come due and payable, and all oil and gas leases described in Exhibit "A" hereof are valid and in full force and effect as of the Closing.

         4.11 EXHIBITS. To the best of Seller's knowledge, all information contained in the Exhibits attached to this Agreement is free from any intentional misrepresentation or omission of material facts or disclosures.

                                   ARTICLE V

                         REPRESENTATIONS OF PURCHASERS

         Purchasers hereby represent and warrant to Seller the following:

         5.1 STATUS. Purchasers are individuals experienced in the acquisition and operation of oil and gas properties and consider themselves qualified to carry on the business of producing and marketing hydrocarbons, to be conducted by them following the consummation of the transaction contemplated hereby.

         5.2 BROKERS. Purchasers have incurred no obligation or liability, contingent or otherwise, for brokers' or finders' fees relating to the matters provided for in this Agreement which will be the responsibility of Seller. Any such obligation or liability that might exist





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
shall be the sole obligation of Purchasers.

         5.3 CLAIMS AND LITIGATION. There is no suit, action, claim, investigation or inquiry by any person or entity or any administrative agency or governmental body and no legal, administrative or arbitration proceeding pending or, to Purchasers' best knowledge, threatened against Purchasers which has or will materially affect Purchasers' ability to consummate the transactions contemplated by this Agreement.

         5.4 MATERIAL MISSTATEMENTS OR OMISSIONS. No representations or warranties by Purchasers in this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact necessary to make the statements or facts contained herein not misleading.

                                   ARTICLE VI

                       PRE-CLOSING OBLIGATIONS OF SELLER

         6.1 OPERATIONS. From the date of this Agreement until the Closing (the "Interim Period"), except as otherwise approved by Purchasers, Seller shall (a) permit Purchasers to have access to the Properties, (b) consult with Purchasers with respect to all material decisions to be made with respect to the Properties, (c) operate the Properties as a reasonably prudent operator,
(d) act, with respect to the Assets, in good faith and in accordance with its best business judgment as if the Assets were not being sold to Purchasers, (e) exercise reasonable diligence in safeguarding and maintaining secure and confidential all geological and geophysical maps, confidential reports and data in its possession relating to the Assets, and (f) not transfer, sell, hypothecate, encumber, abandon or otherwise dispose of any material portion of the Properties (other than as required in connection with the exercise by third parties of preferential rights to purchase any of the Properties) without the prior written consent of Purchasers.

         6.2 PERMISSIONS. During the Interim Period, Seller shall use reasonable efforts to obtain all permissions, approvals, and consents by federal, state and local governmental authorities and others as may be required to consummate the transaction contemplated by this Agreement (excluding governmental permissions, approvals and consents which are customarily obtained after the assignment of an oil and gas interest, which shall be the responsibility of Purchasers to obtain).

         6.3 DEFAULTS. Seller shall give prompt written notice to Purchasers of any notice





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
of default (or written threat of default, whether disputed or denied by Seller) received or given by Seller subsequent to the Effective Time under any instrument or agreement affecting the Properties to which Seller is a party or by which it or any of the Properties is bound.

         6.4 CONDUCT OF BUSINESS IN NORMAL COURSE. Seller will carry on its business and activities on the Properties diligently and in substantially the same manner as they previously have been carried out, and shall not make or institute any unusual or novel methods of purchase, sale, lease, management, accounting, or operation that will vary materially from those methods used as of the Effective Date without the prior written consent of Purchasers.

         6.5 PRESERVATION OF BUSINESS AND RELATIONSHIPS. Seller will use its reasonable best efforts, without making any commitments on behalf of Purchasers, to preserve its business organizations intact and to preserve its present relationships with suppliers, customers, and others having business relationships with Seller.

         6.6 MAINTENANCE AND INSURANCE. Seller will continue to carry its existing insurance, subject to variations in amount required by the ordinary operations of its business. At the request of Purchasers and at Purchasers' sole expense, the amount of insurance against fire and other casualties which, at the date of this Agreement, is carried on any of the Properties or in respect of any operations shall be increased by such amount or amounts as Purchasers shall specify.

                                  ARTICLE VII

                     PRE-CLOSING OBLIGATIONS OF PURCHASERS

         7.1 CONFIDENTIALITY. Purchasers shall cause the information and data furnished or made available by Seller to Purchasers and their employees and representatives in connection with this Agreement or Purchasers' investigation of the Assets, to be maintained in confidence and not to be used for any purpose other than in connection with this Agreement or Purchasers' investigation of the Assets; provided, however, that the foregoing obligation shall terminate on the earlier to occur of (a) the Closing or (b) such time as the information or data in question becomes generally available to the oil and gas industry other than through the breach of the foregoing obligation. The obligations of Purchasers under this section 7.1 shall be in addition to, and not in lieu of, Purchasers' obligation under any confidentiality agreements relating to the Assets previously executed by Purchasers.

         7.2 RETURN OF DATA. Purchasers agree that if this Agreement is terminated for any





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
reason whatsoever, Purchasers shall, at Seller's request, promptly return to Seller all information and data furnished to Purchasers or their employees and representatives in connection with this Agreement or Purchasers' investigation of the Assets, and Purchasers agree not to retain any copies of any such information or data.

         7.3 COOPERATION. Purchasers will cooperate with Seller to assist it in carrying out the agreements as set forth in Article VI above.

                                  ARTICLE VIII

                        CONDITIONS OF SELLER TO CLOSING

         The obligation of Seller to consummate the transaction contemplated by this Agreement is subject, at the option of Seller, to the fulfillment on or prior to the Closing of each of the following conditions:

         8.1 REPRESENTATIONS. The representations and warranties of Purchasers contained in this Agreement shall be true and correct in all material respects on the Closing as though made on and as of such date.

         8.2 PERFORMANCE. Purchasers shall have performed all obligations, covenants and agreements hereunder and shall have complied with all covenants and conditions contained in this Agreement to be performed or complied with by them at or prior to the Closing.

         8.3 PENDING MATTERS. No suit, action or other proceeding, public or private, shall be pending, which (a) seeks to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement,
(b) challenges the transactions contemplated by this Agreement under the United States antitrust laws, or (c) seeks either monetary or injunctive relief from the transactions contemplated hereunder.

         8.4 MATERIAL CHANGE. There shall not have been material change in the financial condition of Purchasers from the date hereof. Purchasers shall not after the date hereof, have transferred, sold, hypothecated, encumbered, abandoned, or otherwise disposed of any material portion of the assets or properties owned by it.

                                   ARTICLE IX

                      CONDITIONS OF PURCHASERS TO CLOSING

         The obligation of Purchasers to consummate the transaction provided for in this Agreement is subject, at the option of Purchasers, to the fulfillment on or prior to Closing of each of the following conditions:

         9.1 REPRESENTATIONS. The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on the Closing as though made on and as of such date.

         9.2 PERFORMANCE. Seller shall have performed all obligations, covenants and agreements hereunder and shall have complied with all covenants and conditions contained in this Agreement to be performed or complied with by them at or prior to the Closing.

         9.3 PENDING MATTERS. No suit, action or other proceeding, public or private, shall be pending, which (a) seeks to restrain, enjoin or otherwise prohibit, the consummation of the transactions contemplated by this Agreement,
(b) challenges the transactions contemplated by this Agreement under the United States antitrust laws, or (c) seeks either monetary or injunctive relief from the transactions contemplated hereunder.

                                   ARTICLE X

                                    CLOSING

         10.1 TIME AND PLACE OF CLOSING. If the conditions to Closing have been satisfied or waived, the consummation of the transactions contemplated by this Agreement shall be held on February 20, 1996 and shall be held at the offices of Burris, Drulias & Gartenberg, 11755 Wilshire Boulevard, Suite 1230, Los Angeles, California.

         10.2 CHANGE OF CLOSING DATE. The Closing may be changed to such earlier or later date as may be fixed by mutual agreement of the Parties.

         10.3    CLOSING OBLIGATIONS.  At the Closing:

                 A. Seller shall execute, acknowledge and deliver the deeds, assignments, bills of sale, or other transfer documents provided for in this Agreement, deliver possession of the Assets to Purchasers, and shall execute and deliver to Purchasers such other instruments and take such other action as may be necessary to carry out their obligations under this Agreement;

                 B. Seller shall deliver to Purchasers the Records pertaining to the Assets;

                 C. Seller and Purchasers shall execute, acknowledge, and deliver transfer orders or letters in lieu thereof directing all purchasers of production to make payment to Purchasers of proceeds attributable to production from the Properties to Purchasers;

                 D. Purchasers shall execute such other instruments and take such other action as may be necessary to carry out its obligations under this Agreement;

                 E. Purchasers shall take possession of the Assets, and take over custody and control of the Assets, all accounting, lease maintenance and other related functions and, where possible, all operations on the Properties; and

                                   ARTICLE XI

                            POST-CLOSING OBLIGATIONS

         11.1 CALCULATION OF ADJUSTED PURCHASE PRICE. Not later than forty-five (45) days after the Closing, Seller shall prepare, in accordance with this Agreement, and deliver to Purchasers a final statement setting forth post-closing adjustments to the Purchase Price and showing the calculation of such adjustments (the "Closing Adjustment Statement"). The Closing Adjustment Statement will include any adjustments pursuant to Article II and, if the Closing Adjustment Statement reflects a balance owing to Purchasers, such payment shall be delivered with the Closing Adjustment Statement. Within thirty (30) days after receipt of the Closing Adjustment Statement, Purchasers shall deliver to Seller any objections that Purchasers have such statement. If Purchasers have no objections to the Closing Adjustment Statement and it reflects a balance owing to Seller, Purchasers shall pay such balance within such thirty (30) day period. The Parties shall undertake to agree on the adjustments no later than ninety (90) days after the Closing. Final adjustments shall be made in cash and shall be conclusively deemed to be final unless challenged by Purchasers within thirty (30) days of receipt of the Closing Adjustment Statement. If the Parties cannot reach agreement as to all or any portion of the final adjustments, such disputed portion shall be resolved by submitting the issue to arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association then currently in effect, which Arbitration shall be held in Los Angeles County, California.
The costs of any such arbitration shall be shared equally by the Parties.

         11.2 RECEIPTS AND CREDITS. Following final adjustments, all monies, proceeds, receipts, credits and income attributable to the Assets for all periods of time subsequent to the Effective Time shall be the sole property and entitlement of Purchasers, and, to the extent received by Seller, it shall fully disclose, account for and transmit the same promptly to Purchasers. Following final adjustments, all monies, proceeds, receipts and income attributable to the Assets, for all periods of time prior to the Effective Time, shall be the sole property and entitlement of Seller and, to the extent received by Purchasers, they shall fully disclose, account for and transmit the same promptly to Seller. All costs, expenses, disbursements, obligations and liabilities attributable to the Assets for period of time prior to the Effective Time, regardless of when due or payable shall be the sole obligation of Seller and Seller shall promptly pay, or if paid by Purchasers, promptly reimburse Purchasers for and hold Purchasers harmless from and against same. All costs, expenses, disbursements, obligations, and liabilities attributable to the Assets for periods of time subsequent to the Effective Time, regardless of when due or payable, shall be the sole obligation of the Purchasers and Purchasers shall promptly pay, or if paid by Seller, promptly reimburse Seller for and hold Seller harmless from and against same. Seller shall be entitled to a credit for and reimbursement in an amount equal to any amount received by Purchasers after the Closing for any delivery or performance by Seller prior to the Effective Time.

         11.3 ASSUMPTION OF OBLIGATIONS AND INDEMNIFICATION. At Closing (a) Purchasers shall and do hereby assume all expenses and obligations attributable to the Assets on or after the Effective Time including, but not limited to, any obligation to properly plug and abandon all wells now or hereafter located on the Properties (regardless of whether any such obligation to plug and abandon or restoration of the surface is attributable to periods of time prior to or after the Effective Time) and restore the surface of the Properties in accordance with applicable lease or other agreements and governmental
(including environmental) laws, orders and regulations, and, upon request of Seller, Purchasers agree to execute and deliver specific assumption agreements with respect to any such obligations, (b) Purchasers agree to indemnify, defend, and hold harmless Seller, its shareholders, officers, directors, employees, agents, and representatives, from and against any and all claims, liabilities, losses, costs and expenses (including, without limitation, court costs and reasonable attorneys' fees) that are attributable to or arise out of the use or operation of the Assets on or after the Effective Time (including, without limitation, with respect to the obligation to properly plug and abandon all wells now or hereafter located on the Properties including restoration of the surface) and, with respect to damage to property, or injury to or death of persons, occurring after the Effective Time but attributable in whole or in part to conditions that existed before the Effective Time, except to the extent Seller or its shareholders, officers, directors, employees, agents, and representatives were grossly negligent or acted with willful misconduct; and (c) Seller agrees to indemnify, defend and hold harmless Purchasers from and against (i) any and all claims, liabilities, losses, costs and expenses (including, without limitation, court costs and reasonable attorneys' fees) that are attributable to or arise out of the use or operation of the Assets before the Effective Time (other than relating to the obligation to properly plug and abandon all wells and restore the surface of the property) or (ii) to property damage or injury to or death of persons occurring from and after the Effective Time and prior to the Closing, to the extent such property damage or injury or death is the result of Seller's gross negligence or willful misconduct.

         11.4 RECORDING. As soon as practicable after the Closing, Purchasers shall record all deeds, conveyances and assignments of the Properties in the appropriate counties and provide Seller with all recording data.

         11.5 FURTHER ASSURANCES. After the Closing, the Parties agree to take such further action and to execute, acknowledge and deliver all such further documents that are necessary or useful in carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement. In addition, upon request, Seller shall provide Purchasers with reasonable access to Seller's accounting and financial information regarding the Assets to enable Purchasers to prepare pro forma financial statements in order to comply with rules or requirements of any governmental agency having jurisdiction.

                                  ARTICLE XII

                                  TERMINATION

         12.1 RIGHT OF TERMINATION. This Agreement may be terminated at any time at or prior to the Closing:

                 A.  By mutual consent of the Parties; or

                 B. At the option of the non-breaching Party if the other Party is in material default of its obligations under this Agreement, ten (10) days after delivery of notice of such default to the breaching party if a cure of the default is not effected.

         12.2 EFFECT OF TERMINATION. If this Agreement is terminated pursuant to section 12.1, this Agreement shall become void and of no further force or effect, except for the provisions of Sections 7.1 and 7.2 hereof, which shall remain in force. In the event this Agreement is terminated pursuant to section 12.1B, each Party shall retain all rights which it may have against the other in law and at equity.

                                  ARTICLE XIII

                                     TAXES

         13.1 APPORTIONMENT OF AD VALOREM AND PROPERTY TAX. All ad valorem taxes, real property taxes, personal property taxes, and similar obligations relating to the Assets ("Property Taxes") shall be prorated between Seller and Purchasers as of the Effective Time and the Purchase Price shall be adjusted accordingly. The proration shall be based on the actual assessment of the taxing period in which the Effective Time occurs. Seller agrees to (a) immediately forward to Purchasers any Property Tax reports and returns received by Seller after the Closing and (b) provide Purchasers with appropriate information which is necessary for Purchasers to file any required Property Tax reports and returns.

         13.2 SALES TAXES. Purchasers shall be liable for any sales tax or other transfer tax, as well as any applicable conveyance, transfer and recording fees, and real estate transfer stamps or taxes imposed on the transfer of the Assets pursuant to this Agreement and any interest or penalties assessed thereon.

         13.3 OTHER TAXES. All production, severance, excise, windfall profit and other taxes (other than income taxes) relating to production of oil, gas and condensate attributable to the Assets prior to the Effective Time shall be paid by Seller, and all such taxes relating to such production on or after the Effective Time shall be paid by Purchasers.

         13.4 COOPERATION. Each Party shall provide the other with reasonable information which may be required by the other for the purpose of preparing tax returns and responding to any audit by any taxing jurisdiction. Each shall cooperate with all reasonable requests of the other made in connection with contesting the imposition of taxes. Notwithstanding anything to the contrary in this Agreement, neither shall be required at any time to disclose to the other any tax returns or other confidential tax information.

                                  ARTICLE XIV

                                 MISCELLANEOUS

         14.1 ENTIRE AGREEMENT. This Agreement, the documents to be executed pursuant to this Agreement, and the attached Exhibits constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions of the Parties, whether oral or written. There are no warranties, representations, or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth herein or in documents delivered pursuant hereto. No supplement, amendment, alteration, modification, or waiver of this Agreement shall be binding unless executed in writing by the Parties.

         14.2 WAIVER. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions of this Agreement (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

         14.3 HEADINGS. The headings of articles and sections used in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

         14.4 ASSIGNMENT. No Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party and any assignment made without such consent shall be void. Except as otherwise provided in this Section 14.4, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors, assigns and legal representatives.

         14.5 NO THIRD PARTY BENEFICIARIES. Nothing in this Agreement shall entitle any party other than Purchasers and Seller to any claim, cause of action, remedy or right of any kind.

         14.6 GOVERNING LAW. This Agreement, other documents delivered pursuant hereto, and the legal relations between the Parties shall be governed and construed in accordance with the laws of the State of California, excluding the body of law relating to conflicts of law. The validity of the various assignments or conveyances affecting the title to the Properties shall be governed by and construed in accordance with the laws of the jurisdiction in which the Properties are located. The warranties contained in such assignments or conveyances and the remedies arising from such warranties shall be governed by and construed in accordance with the laws of the State of California, excluding the body of law relating to conflicts of law.

         14.7 ARBITRATION. Any claim or controversy arising out of the provisions of this Agreement shall be resolved by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. All hearings in any such arbitration shall be held in Los Angeles County, California. Any judgment upon the award rendered by the arbitrator in such arbitration may be entered in any court having jurisdiction thereover.

         14.8 ATTORNEY'S FEES. In the event legal action is instituted in order to enforce or interpret the provisions of this Agreement, the prevailing party in such action shall be entitled to recover, as an item of its costs, the reasonable value of its attorney's fees incurred in such action.

         14.9 NOTICES. Any notice, communication, request, instruction, or other document required or permitted by this Agreement shall be given in writing by certified mail, return receipt requested, postage prepaid, or by prepaid air express, telegram, or delivered, as follows:

         If to Seller:

         Fortune Petroleum Corporation
         30101 Agoura Court, Suite 110
         Agoura Hills, California  91301
         Attention: Mr. Tyrone J. Fairbanks

         If to Purchaser:
         Arnold and Joan Travis
         727 Holmby Avenue
         Los Angles, California 90024

         14.10 EXECUTION IN COUNTERPARTS. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute for all purposes one agreement.

         14.11 EXPENSES. Except as otherwise provided in this Agreement, each Party shall be solely responsible for all expenses incurred by it in connection with this transaction (including, without limitation, fees and expenses of its own counsel, accountants, and consultants) and shall not be entitled to reimbursement therefor from the other.

         14.12 EXHIBITS. All references in this Agreement to Exhibits shall be deemed to be references to such Exhibits as the same may be amended and supplemented by mutual agreement of the Parties through and as of the Closing.

         14.13 PUBLICITY. The Parties agree that, prior to making any public announcement or statement with respect to the transactions contemplated by this Agreement, the Party desiring to make such public announcement or statement shall consult with the other parties hereto and exercise its best efforts to
(a) agree upon the text of a joint public announcement or statement to be made by both of such parties or (b) obtain approval of the other party hereto to the text of a public announcement or statement to be made solely by one Party. Nothing contained herein shall be construed to require any Party to obtain approval of the others to disclose information with respect to the transactions contemplated by this Agreement to any state or federal governmental authority or agency to the extent required by applicable law or by any applicable rules, regulations or orders of any governmental authority or agency having jurisdiction or necessary to comply with disclosure requirements of any stock exchange and applicable securities laws.

         14.14 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.

         14.15 SURVIVAL. The representations and warranties of the Parties and any obligation of the Parties set forth in this Agreement, shall not survive the Closing except as specifically set forth in sections 11.1, 11.2, 11.3, 14.8, and 14.11 of this Agreement.

         IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the day and year first above written.


SELLER:                                     PURCHASERS:


FORTUNE PETROLEUM CORPORATION
                                            -----------------------------------
                                            ARNOLD TRAVIS


By:
    ----------------------------------      -----------------------------------
    DEAN W. DRULIAS                         JOAN TRAVIS



                                            -----------------------------------
                                            JACK WOODS